
August 24, 2017

Troy Lowman
Chief Executive Officer
SNM Global Holdings, Inc.
7950 NW 53rd Street, Suite 337
Miami, Florida 33166

> **Re:** **SNM Global Holdings, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed August 14, 2017**
> **File No. 024-10701**

Dear Mr. Lowman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2017 letter.

Signatures

1. Please revise the offering statement to include signatures of the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body, as required by Form 1-A.

Legal opinion

2. We reissue comment 2. Please have counsel revise the legal opinion to opine additionally that the 82,500,000 shares of common stock to be registered on behalf of selling shareholders are legally issued, fully paid and non-assessable.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: John E. Lux, Esq.